Exhibit 4.44

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers’ Association’s
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Contract No. NX2018001

Dated 11th June 2018

Argo Owning Company Limited of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (Name of sellers), hereinafter called the “Sellers”, have agreed to sell, and

Ningbo Economic and Technological Development Zone Longsheng Shipping Co., Ltd., address : Room 906, No.21 Laodong Road, Beilun, Ningbo, Zhejiang, 315800 China, hereinafter called the “Buyers”, have agreed to buy:~~.~~

“Buyers’ Import Agent means “Zhejiang Nan Xin Shipping Co., Ltd.” of Floor 7, 488 Hengshan Road, Beilun, Ningbo, Zhejiang, 315800 P. R. China that will be acting as Import Agent and will remit the Purchase Price plus all other monies payable under this Agreement.  Their role is as Import Agent only and the Buyers to remain ultimately and fully responsible for the true and correct fulfilment of this Agreement.  The Import Agent will also sign on the signature page of this Agreement (Name of buyers and Import Agent), ~~hereinafter called the “buyers”, have agreed to buy:~~

Name of vessel: REDONDO

IMO Number: 9211597

Classification Society: NK

Class Notation:	Classification Characters(s) : NS (Bulk Carrier) (ESP) (PSCM) MNS
               Descriptive Note (s) : Strengthened for heavy cargo loading where hold nos. 2,4 & 6 may be empty

Year of Build: 21st July, 2000	Builder/Yard: Hudong-Zhonghua Shipbuilding (Group) Co., Ltd, China

Flag: Malta	Place of Registration: Valletta	GT/NT: 40562/26139

hereinafter called the “Vessel”, on the following terms and conditions:
Definitions
“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Athens of Greece, London of UK, China, Malta, Hong Kong and U.S.A. (add additional jurisdictions as appropriate).
“Buyers’ Nominated Flag State” means P.R. China (state flag state).
“Class” means the class notation referred to above.
“Classification Society” means the Society referred to above.
~~“Deposit” shall have the meaning given in Clause 2 (Deposit)~~
“~~Deposit~~ Funds Holder” means HOLMAN FENWICK WILLAN, HONG KONG [ Fullstyle:  Ms. Angie Lo, Direct Line:  +852-39837779, Tel.:  852-39837786, Email:  angie.lo@hfw.com, Fax No.:  +852-39837766, Address: HFW, 15th Floor, Tower One, Lippo Centre, 89 Queensway, Hong Kong] (state name and location of ~~Deposit~~ Funds Holder) or, if left blank, the Sellers’ Bank, which shall hold and release the ~~Deposit~~ Total in accordance with this Agreement.
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.
“Parties” means the Sellers, ~~and~~ the Buyers and the Buyers’ Import Agent (as the context may require).
“Purchase Price” means the price for the ~~v~~Vessel as stated in Clause 1 (Purchase Price).

“Sellers’ Account” means to be advised (state details of bank account) at the Seller’s Bank.
“Sellers’ Bank” means to be advised (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt ~~of the balance~~ of the ~~Purchase~~ Total Price.
1.	Purchase Price
The Purchase Price is USD7,500,000.-cash (United States Dollars Seven Million Five Hundred Thousand) (state currency and amount both in words and figures). – CIF Qinhuangdao, P.R. China
~~2.~~	~~Deposit~~
~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of__% (__ per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the “Deposit”) in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~
~~(i)~~	~~This Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~
~~(ii)~~	~~The Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~
~~The Deposit shall be released in accordance with joint written instructions of the Parties’.  Interest, if any, shall be credited to the Buyers.  Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~
3.	Payment
~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~
~~(i)~~	~~the Deposit shall be released to the Sellers; and~~
~~(ii)~~	~~the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.~~
The Parties after signing this Agreement shall enter into an Escrow Agreement with the Funds Holder and shall provide to the Funds Holder all necessary documentation to open and maintain the account without delay.
To facilitate the closing, the Purchase Price and all other monies payable under this Agreement (collectively the “Total Price”) shall be prepaid by the Buyers in full free of bank charges to the Funds Holder’s account before the expected delivery date which shall be held in the Buyers’ sole name and are subject to the Buyers’ sole instruction.  On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices), the Buyers shall give all necessary instructions to the Funds Holder to release the Total Price to the Sellers’ Account.
The Total Price is deemed to have been paid by the Buyers upon receipt by Sellers and Buyers from the Funds Holder of a copy of the Funds Holder’s “Application for Outward Remittance/ Cashier’s Order” stamped by the Funds Holder’s bank as evidence that the remittance of the Total Price has been made provided that the Buyers can provide the Funds Holder the signed release instruction before 1300 hours HKT.  When the above evidence of remittance has been received, the signed Protocol of Delivery and Acceptance will be time by Sellers and Buyers and the delivery documents as per Addendum to this Agreement will be exchanged between Sellers and Buyers appropriate.
Any banking or law firm fees/expenses for holding said Purchase Price and all other monies payable under the MOA and closing to be equally borne by Buyers and Sellers.
4.	Inspection
(a)*The Buyers have inspected and accepted the Vessel’s NK classification records.  ~~The Buyers have also inspected the Vessel at/in *blank state place) on *blank (state date) and have~~

~~accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~
However, for import purposes, the Sellers will allow the Buyers to arrange inspection by CCS Surveyors in Songxia, China and the deal is subject to obtaining the approval of the Chinese Authority to fly Chinese flag.  If the Buyers cannot obtain the Import Inspection Technical Assessment Report by 1800 hours Beijing time, 11th July, 2018, this agreement shall become null and void and the Parties shall have no claim against each other.
The Buyers to keep Sellers fully informed of Import Permit Status including transactions and stage of events that are taking place for Sellers’ guidance
~~(b)*The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within *blank (State date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in *blank (state place/range) within *blank (state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers.~~
~~The Sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
*4(a) and 4(b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 4(a) shall apply.
5.	Time and place of delivery and notices
(a)  The Vessel shall be delivered and taken over safely afloat at a safe and always accessible berth ~~or anchorage at/in *blank (state place/range) in the Sellers’ option.~~ at Shanhaiguan Shipbuilding Industry Co., Ltd, in Quihuangdao, China, not earlier than 5th July, 2018 (provided that the Import Inspection Technical Assessment Report has been obtained by the Buyers and not later than 18th July, 2018 in Sellers’ option.
~~Notice of Readiness shall not be tendered before:          (date).~~
Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 18th July, 2018 in Buyers option
(b) After this Agreement is signed and the Import Inspection Technical Assessment Report obtained, the Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with ~~twenty (20), ten (10), five (5)~~ six (6), ~~and~~ three (3) and two (2) days as applicable approximate and 1 day definite notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.
The Buyers at their cost and respsonsibility shall arrange berth availability at Shanhaiguan Shipbuilding Industry Co., Ltd, in Qinhuangdao, China.  However, the Sellers local agents have to take care of all Sellers’ responsibilities in arranging clearance, pilotage, tugs assistance, coordinations with Buyers local agents and shipyard etc.

Buyers shall pay for the berth fee.
In case such berth is not available or Buyers fail to arranange for such berth, the Buyers shall take over the vessel at a safe anchorage.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date.  Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.
(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.
(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery ~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter~~ this Agreement shall be null and void.
6.	Divers Inspection / Drydocking
(a)*
(i)
The Vessel will be delivered without drydocking.  However, the Buyers shall have the ~~option~~ right at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society at berth of Shanhaiguan Shipbuilding Industry Co., Ltd. if available or another suitable location near the port of delivery prior to the delivery of the Vessel.  ~~Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~ The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers’ representative(s) shall have the right to be present at the diver’s inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning.  The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.
(iii)
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming~~, but limited to a maximum of fourteen (14) twenty (20) days~~.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees. The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel’s class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~
(c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) ~~or 6(b)~~ above:
(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification Society surveyor. ~~If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.~~

~~(ii)~~
~~The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel’s class, in which case the Sellers shall pay these costs and expenses.~~

(iii)	The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.
(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller’s or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery.  If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense. In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.
*6(a) and 6(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6(a) shall apply.
**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
7.	Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.
Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: *blank ~~(include list)~~
~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:~~ *blank ~~(include list)~~
Excluded items from the sale are as follows :

Library and forms exclusively for use in the Sellers vessel(s) and captain’s, officers’ and crew’s personal belongings
Inlcuding the stop chest are excluded from the sale without compensation, as well as the following additional items :

All Log Books for Deck, Engine and Radio (the Buyers are allowed to make copies)
All ISPS, ISM And quality documentation and correspondence, SSP (Ship Security Plan)
~~Vessel’s wireless e-mail system and server~~
Training video library, books
Crew/Officers library / walport videos
All Master’s Stopchest/Bonded stores, all Master’s and crew’s personal belongings
Personal lap-top computers
Personal cell phones
Contents of Master’s safe
Certificates/documents to be returned to authorities. (The Buyers are allowed to make copies.)
~~m. All leased, rented, hired equipment~~
VOD (Videotel on Deman) Unit (for crew training)
Logbooks shall be retained by the Sellers. However, the Buyers have the right to take photocopies/copy of the logbooks onboard before delivery at the Buyers cost.
Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:
INFINITY Communication Box
Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.
~~The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:~~

~~(a)  *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~
~~(b)  *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port.~~
~~(c) for the quantities taken over.~~
At the port and date delivery.  Buyers shall take over the remaining bunkers on board and pay extra to the Sellers at Singapore Platts as published one (1) Banking Day prior the delivery date.  Buyers also shall pay extra for unused lubricating oils in designated storage tanks and sealed drums/pails that have not passed through the Vessel’s system at Sellers last net purchase prices, but excluding barging expenses, as evidenced by invoices or vouchers.
Quantities of remaining bunkers and unused lubricating oils onboard are to be measured jointly by the representative onboard 2 days before delivery and adjusted accordingly on the day of delivery and a relevant statement to be agreed and signed by the Sellers and the Buyers representatives.
The Sellers agree to deliver with HFO quality remaining onboard at the time of delivery should be less than 30% of the HFO tank capacity and MDO/MGO quantity remaining onboard at the time of delivery should be less than 30% of the MDO/MGO respective tank capacity.  The Sellers shall provide to the Buyers a preliminary estimate of bunkers and unused lubicrating oils remaining onboard and their values at least 5 Banking Days (together with invoices and vouchers) prior tendering Notice of Readiness.
Should, despite Sellers’ best endeavors, the HFO and the MDO quantities remaining on board at the time of delivery be excesses aforesaid quantities the NOR shall be deemed invalid and it shall then be Sellers responsibility to arrange for de-bunkering of the excessive quantities of bunkers.  All the cost associated with such de-bunkering to be borne by the Sellers.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.
8.	Documentation
The place of closing: Funds Holder's Office
~~(a) In exchange for payment of the Purchase Price shall provide the Buyers with the following delivery documents:~~
~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~
~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~
~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~
~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

Sellers and Buyers to provide a list of closing documents reasonably required for the registration of the Vessel which are to be mutually agreed and incorporated into this Agreement as an Addendum hereto. Same is not to delay the signing of this Agreement, however to be agreed without unnecesarry delay.
At the time of delivery the Sellers shall hand over to the Buyers all classification certificates as well as all plans/instruction books/manuals/etc. which are on board the Vessel whereas all operational and technical documentation which exist ashore in Sellers' possession shall be promptly forwarded to Buyers immediately after ships delivery at Buyers' expenses. The Sellers may keep the vessel's log books, but the Buyers to have the right to make copies of same.
After this Agreement is signed, the Buyers have the right to request and receive in copy all certificates (Class, Trading, Statuory etc) including but not limited ot Safe Manning, DOC, SMC, CSR, Radio Licence, International Tonnage Registration certificate as required by the Buyers' new registration.
(A) In relation to the original Fee from Encumbrances Certificate (the "Clean Transcript of Register"): ON date of closing in Hong Kong the Sellers shall provide the Buyers with an original Clean Transcrip of Register issued by Malta Maritime Authority ("MMA") dated not earlier than 3
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Banking Days prior to tender of NOR, evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances.
(B) in relation to the original Deletion Certificate: On the date of closing and upon conclusion of the transfer of title and delivery of the Vessel to the Buyers, Sellers will proceed with applying for (i) the deletion of the Vessel from the MMA and (ii) the issuance of the Deletion Certificate and Closed CSR. Such applications, at the request of the Sellers, shall be stamped by the MMA by way of receipt and scanned copies of same can be made available to the Buyers on the same date of delivery.  Sellers will provide Buyers on the same date of delivery. Sellers will provide Buyers with scanned copies of Deletion Certificate and Closed CSR of the Vessel issued within two (2) Banking Days from the date of delivery from the MMA. The originals of the Deletion Certificate and Closed CSR to be couriered to an address appointed by the Buyers on the date of issuance.
Certificates/documents to be returned to the authorities include the following items (Buyers are allowed to make copies):
1.  Vessel's Original Registry Certificate
2.  Radio License
3. Documentation of Compliance
(c) If any of the documents ~~listed in Sub clauses (a) and (b) above~~ are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language..
~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than *blank (state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~
(e) Concurrent with the exchange of documents ~~in Sub-clause (a) and Sub-clause (b) above~~, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.
(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.
(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other claims or debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of any potential claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.
11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.
However, the Vessel shall be delivered charter free, free of cargo, and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel’s class and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, clean and valid ~~and unextended~~ without

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

condition/ recommendation* by the Classification Society or the relevant authorities at the time of delivery.
The Vessel's CMS items shall be valid and up to date without outstanding at the time of delivery.
The Vessel shall be delivered with her cargo holds fully clean and swept, and free of cargo and cargo residues. However, the Sellers have the option to deliver Vessel with her cargo holds as they are left by stevedores after completion of cargo onboard by paying the Buyers a lumpsum of USD 4,200, - in lieu of cargo hold cleaning.
Buyers acknowledge that the Vessel's next bottom survey in Dry Dock & Boiler Surveys are due by 21st July 2018 and accept to take delivery with such surveys due.
For the avoidance of doubt Sellers list hereinbelow vessel's major survey due dates which are as follows:
- Bottom Survey in Dry Dock is due 21st July 2018
- Intermediate Survey is due by 21st October 2018
- Boiler Survey is due by 21st July 2018
“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.	Buyers’ default
~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~
Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement.~~, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, t~~The Sellers shall be entitled to claim further compensation for their losses direct for all expenses incurred together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~
Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
15.	Buyers’ representatives
After this Agreement has been signed by the Parties ~~and the Deposit has been lodged~~, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Buyers and the Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.
Upon the Seller's giving 3 days' approximate notice, the Buyers have the right to place onboard 2 more representatives and 4 more Buyers' officers and crew during daytime only. The Sellers' officers shall, reasonably and as practical as possible without delays to the Vessel's delivery schedule and always at Master's supervision, explain and show the Vessel's main operation functions to the Buyers' representatives and officers.
16.	Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of *blank (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at *blank (state place), subject to the procedures applicable there.~~
*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.
17.	Notices
All notices to be provided under this Agreement shall be ~~in writing~~ exchanged through the brokers involved.
~~Contact details for recipients of notices are as follows:~~
~~For the Buyers: *blank~~

~~For the Sellers: *blank~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

18.	Entire Agreement
The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.
Clauses 19 to 21 form an integral part of this Agreement.
19.	Not-blacklisted Confirmation
Sellers to provide a letter confirming that to the best of their knowledge the vessel is not blacklisted by any Arab organisation of Damascus league or any other country or organisation.
20.	Confidentiality
This offer and subsequent discussions/negotiations and any eventual sale shall be kept strictly private and confidential among all parties concerned, except where required by statutory or requirements for stock listed comanies.  However, should the sale or any other details relating to the sale become known or reported in the market, neither the Sellers nor the Buyers shall have the right to withdraw from the sale or fail to fulfill all their obligations under the MOA.
21.
The Sellers confirm in writing at the time of closing that the Vessel’s Owners, Managers and Beneficial Owners are not listed as Sanction Entities of individual under USA, EU and UN sanctions and are not part of OPAC list.
This Agreement is executed in 4 original copies with 3 original copies for the Buyers.

For and on Behalf of the Sellers	For and on Behalf of the Buyers

Georgios A. Kaklamanos	/s/ Hu Yongcheng
Name: Georgios A. Kaklamanos	Name: Mr. Hu Yongcheng
Title: Attorney-in-fact	Title: Director

For and on behalf of the Import Agent

/s/ Chen Rui
Name: Mr. Chen Rui
Title: General Manager